Filed by MaxLinear, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Entropic Communications, Inc.

Commission File No.: 001-33844

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Feb 3, 2015

Dear MaxLinearites,

Today, we announced that MaxLinear has signed a definitive agreement to acquire Entropic Communications. We currently expect the acquisition to be completed in the second quarter of 2015, subject to approval by MaxLinear’s and Entropic’s stockholders, regulatory approvals, and other customary conditions. Until the closing, MaxLinear and Entropic will continue to operate as separate companies.

We are excited about this tremendous strategic opportunity, which is intended to extend MaxLinear’s leadership in RF/Analog & Mixed-Signal ICs to the connected home and broadband access markets. Furthermore, the acquisition will vastly improve our revenue and operating scale, and we expect it to be accretive to our financial results. The combined companies’ total revenues for 2014 would have been over $300 million.

The decision to acquire Entropic is the culmination of months of analysis, deliberation, and negotiation by our team. It represents a significant opportunity as well as a major challenge for our company, and I would like to take a moment to briefly discuss these aspects with you.

As you know, the rapidly evolving communications industry is being driven by the exploding demand for mobile and cloud services, video streaming, and data analytics. Businesses are quickly shifting to next-generation wireless and network infrastructure, seeking end-to-end solutions from the cloud to the consumer. The challenge for us has always been how to make our products relevant to this exciting trend. Yet the fabless business environment over the last decade has been difficult, leading to a startling collapse of investment in chip startups as well as an accelerating consolidation of customers, partners, and suppliers in our ecosystem. As a result, despite our continuing successes as a company, MaxLinear has struggled to find suitable acquisition targets with which to expand our range of technologies and increase our market reach.

The successful acquisition of Entropic will bring with it an engineering team experienced in developing and deploying complex home networking products, giving our company substantial protocol stack, software/firmware, and interoperability expertise. Each of these will be crucial engineering capabilities as we move into areas with greater emphasis on network connectivity. By combining complementary products and technologies, we intend to extend our lead in developing innovative, low-power solutions with world-beating performance. At the same time, the acquisition is expected to increase MaxLinear’s financial leverage, allowing us to strengthen our current initiatives. Indeed, we believe the acquisition will position us to deliver the industry’s most comprehensive portfolio of critical RF and mixed-signal technologies in the cable infrastructure, backhaul, and high speed interface markets.

The acquisition will result in our assuming ownership of a strong intellectual portfolio encompassing greater than 1500 patents and industry leading MoCA products. Taken together with our approximately 400 issued and pending patents, we will possess one of the industry’s most comprehensive IP portfolios.

To realize these possibilities, we will need to execute with the same quality and determination that you have demonstrated over the years and projects leading to this moment. It will be critical to nurture excellence, integrity, and ownership of outcomes within the combined team. The combined entity will also create numerous opportunities for each of us to take on greater levels of responsibility and leadership.

We will continue to proudly operate under the name of MaxLinear, Inc. Additionally I am delighted that Dr. Ted Tewksbury, who is a Director and the interim CEO of Entropic, has agreed to join our Board once the acquisition is complete. Dr. Tewksbury started his career as an analog & mixed-signal designer at Analog Devices after graduating with a Ph.D. from MIT. He has a broad experience in key leadership roles at several large mixed-signal semiconductor companies, including as CEO of IDT, and senior executive roles at Maxim, Analog Devices, and AMI Semiconductors.

To conclude, I believe there are few truly good or bad decisions, mostly ones which were either well-executed or otherwise; this is also my view regarding our acquisition of Entropic. I’m asking you to join me in giving the greatest level of support to each of our managers as we carry out this challenging acquisition plan to help make it a great success.

This is a meaningful moment for MaxLinear and for our industry as a whole. I would like to thank you all for your continued partnership as we take this exciting step — my heartfelt congratulations to you all for making this possible! I am also grateful to our Board for the faith reposed in me to continue as the CEO of MaxLinear!

Best regards,

Kishore S.V.

PS: Understandably, you will have questions regarding this announcement. Today’s press release is included as an attached file, providing greater detail on the strategic rationale for the acquisition. As well, all of our VPs, including Kathi Guiney, are available to discuss this with you. So, please do reach out with any questions regarding concerns that you may have. We will continue to update you as more information becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated timing of the proposed merger; anticipated effects of the proposed acquisition; prospects for the combined company, including expectations with respect to its market position and intellectual property portfolio; the growth strategies of MaxLinear and expectations with respect to the growth strategies and addressable markets of the combined company; anticipated synergies to be realized from the proposed merger; and expectations for the operating results of the combined company after the acquisition. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the MaxLinear or Entropic stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring, and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors affecting the business, operating results, and financial condition of either MaxLinear or Entropic, including those set forth in the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K reports filed by MaxLinear and Entropic, as applicable, with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on the estimates, projections, and assumptions of MaxLinear or Entropic management, as applicable, as of the date hereof, and MaxLinear and Entropic are under no obligation (and expressly disclaim any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the proposed merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, ir@entropic.com or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’ executive officers and directors is included in MaxLinear’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of MaxLinear and Entropic have interests in the transaction that may differ from the interests of MaxLinear and Entropic stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available